February 28, 2014

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewcz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6961

Re:	The Taiwan Fund, Inc. (“Registrant”)
(File No. 811-04893)

Dear Mr. Grzeskiewicz:

This letter is written in response to the comments that you provided on February 21, 2014 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 14, 2014. The comments of the SEC Staff and the Registrant’s responses are listed below:

1.        Comment:    With regard to Proposal 2 under Fee Provisions of the Proposed Agreement, please consider adding the total net assets of the Registrant as of August 31, 2013.

Response:    The Registrant will add the Fund’s assets as of August 31, 2013 to the disclosure.

2.         Comment:    In the discussion of Approval Process and the Factors Considered by the Board of Directors in Approving the Proposed Agreements, please include disclosure regarding the reason APS Asset Management Ptd Ltd (“APS”) resigned.

Response:    While there were several factors any or all of which may have led APS to decide to resign, neither APS nor Martin Currie, Inc. provided the Registrant with a reason for APS’s decision to resign. Therefore, the Registrant does not believe it a reliable basis for providing the requested disclosure.

3.         Comment:    In the discussion of Approval Process and the Factors Considered by the Board of Directors in Approving the Proposed Agreements, please include disclosure regarding the reason the Fund decided not to continue with Martin Currie, Inc. as its adviser.

Response:    The Registrant will add the requested disclosure at end of the first paragraph under “Approval Process”: Martin Currie was not included in the later stages of the selection process when it became clear that it would not be able to employ on a timely basis an experienced Taiwan equity portfolio manager to manage the Fund’s portfolio.

4.        Comment:     In the discussion Information about the Proposed Adviser, please complete the principal executive officer and directors table and the portfolio manager table.

Response:    The following disclosure will be added:

The following table set forth certain information concerning the principal executive officer and each of the directors of Allianz.

Name/Address	Position Held with Proposed Adviser	Since	Principal Occupation or Employment
Brian S. Shlissel 1633 Broadway New York, NY10019	President	2014	Management Board, Managing Director and Head of Mutual Fund Services of Allianz Global Investors Fund Management LLC; President and Chief Executive Officer of 30 funds in the Allianz Fund Complex and of the Korea Fund, Inc; and President of 56 funds in the Allianz Fund Complex. Formerly Treasurer, Principal Financial and Accounting Officer of The Korea Fund, Inc. Formerly, Treasurer, Principal Financial and Accounting Officer of numerous funds in the Allianz Fund Complex (2005-2010).

The following table set forth certain information concerning the individuals who are anticipated to serve as the Fund’s investment team responsible for portfolio management.

Name/Address	Position Held with Proposed Adviser	Since	Principal Occupation or Employment
Weimin Chang 5F, No 378 Fu Hsing N. Road Taipei, Taiwan	Portfolio Manager	2014	Managing Director and Chief Investment Officer, Allianz Global Investors Taiwan, Ltd.

Helena Pi 5F, No 378 Fu Hsing N. Road Taipei, Taiwan	Deputy Portfolio Manager	2014	Vice President, Head of Discretionary Business, Allianz Global Investors Taiwan, Ltd.

Claire Chiou 5F, No 378 Fu Hsing N. Road Taipei, Taiwan	Head of Trading	2014	Vice President and Head of Trading, Allianz Global Investors Taiwan, Ltd.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

Secretary of The Taiwan Fund, Inc,